Exhibit 99.1

SIMILARWEB ANNOUNCES FIRST QUARTER 2024 RESULTS
Sustained momentum in both top line and bottom line performance
Delivering consecutive quarters of positive free cash flow and non-GAAP operating profit
TEL AVIV, ISRAEL -- May 7, 2024 -- Similarweb Ltd. (NYSE: SMWB) ("Similarweb" or the "Company"), a leading digital data and analytics company powering critical business decisions, today announced financial results for its first quarter ended March 31, 2024. The Company published a letter to shareholders from management discussing these results, which can be accessed at the link: https://ir.similarweb.com/financials/quarterly-results, located on the Company's investor relations website.
“Demand for our solutions from customers who value Similarweb Digital Data to make critical business decisions, supported 16% growth in customers and 12% growth in revenue, relative to Q1 2023” said Or Offer, Co-Founder and CEO of Similarweb. “We delivered strong momentum on the bottom line, with a third consecutive quarter of non-GAAP operating profit, and a second consecutive quarter of positive free cash flow. Our recent acquisition of Admetricks and the launch of SAM, our AI-powered Sales Assistant Module demonstrates our continued investment in the enhancement of our unique data and solutions."
First Quarter 2024 Financial Highlights
•Total revenue was $59.0 million, an increase of 12% compared to $52.8 million for the first quarter of 2023.
•GAAP operating loss was $(2.7) million or (5)% of revenue, compared to $(13.1) million or (25)% of revenue for the first quarter of 2023.
•GAAP net loss per share was $(0.03), compared to $(0.15) for the first quarter of 2023.
•Non-GAAP operating profit was $2.8 million or 5% of revenue, compared to non-GAAP operating loss of $(7.2) million or (14)% of revenue for the first quarter of 2023.
•Non-GAAP operating profit per share was $0.04, compared to non-GAAP operating loss of $(0.09) for the first quarter of 2023.

Exhibit 99.1
Recent Business Highlights
•Generated $9.7 million of free cash flow, reflecting a record 16% free cash flow margin.
•Grew number of customers to 4,844 as of March 31, 2024, an increase of 16% compared to March 31, 2023.
•Grew number of customers with ARR of $100,000 or more to 378, an increase of 10% compared to March 31, 2023.
•Customers with ARR of $100,000 or more contributed 58% of the total ARR as of March 31, 2024, compared to 55% as of March 31, 2023.
•Dollar-based net retention rate for customers with ARR of $100,000 or more was 107% in the first quarter of 2024, consistent with the fourth quarter of 2023.
•Overall dollar-based net retention rate was 98% in the first quarter of 2024, consistent with the fourth quarter of 2023.
•Multi-year subscriptions now comprise 42% of our overall ARR as of March 31, 2024, as compared to 40% as of March 31, 2023.
•Remaining performance obligations increased 23% year-over-year, to $213.6 million as of March 31, 2024, as compared to $174.0 million as of March 31, 2023.
•Announced the acquisition of Admetricks, a leading digital ad intelligence provider based in Santiago, Chile.
Financial Outlook
“We remain focused on generating profitable growth as demonstrated in the first quarter with accelerating top line growth as well as continued positive free cash flow and non-GAAP operating profit,” said Jason Schwartz, Chief Financial Officer of Similarweb. “We are maintaining our revenue outlook and improving our outlook for non-GAAP operating profit for the full year 2024. We remain disciplined to support our goal of positive free cash flow and non-GAAP operating profit on a quarterly basis in 2024, while continuing to invest to support the realization of Similarweb's potential.”

Exhibit 99.1

•Q2 2024 Guidance
◦Total revenue estimated between $60.0 million and $60.5 million, representing approximately 12% growth year over year at the mid-point of the range.
◦Non-GAAP operating profit estimated between $1.5 million and $2.0 million.
•FY 2024 Guidance
◦Total revenue estimated between $242.0 million and $246.0 million, representing approximately 12% growth year over year at the mid-point of the range.
◦Non-GAAP operating profit estimated between $7.0 million and $9.0 million.
The Company’s second quarter and full year 2024 financial outlook is based upon a number of assumptions that are subject to change and many of which are outside the Company’s control. Actual results may vary from these assumptions, and the Company’s expectations may change. There can be no assurance that the Company will achieve these results.
The Company does not provide guidance for operating loss and gross margin, the most directly comparable GAAP measures to non-GAAP operating loss and non-GAAP gross margin, respectively, and similarly cannot provide a reconciliation of these measures to their closest GAAP equivalents without unreasonable effort due to the unavailability of reliable estimates for certain items. These items are not within the Company’s control and may vary greatly between periods and could significantly impact future financial results.
Conference Call Information
The financial results and business highlights will be discussed on a conference call and webcast scheduled at 8:30 a.m. Eastern Time on Wednesday, May 8, 2024. A live webcast of the call can be accessed from Similarweb’s Investor Relations website at https://ir.similarweb.com. An archived webcast of the conference call will also be made available on the Similarweb website following the call. The live call may also be accessed via telephone at (888) 645-4404 toll-free and at (862) 298-0702 internationally.

Exhibit 99.1

About Similarweb: Similarweb powers the data-driven decisions that help businesses win their market by revealing what is happening online. Similarweb provides businesses with the essential digital data & analytics needed to build strategy, optimize customer acquisition and increase monetization. We enable our users to become the first to discover and capture the best business opportunities and to stay alert and react instantly to emerging threats to their business. Similarweb products are easy to use and integrated into users’ workflow, powered by the most advanced technology, and based on what we believe to be the most comprehensive digital data on the planet.

Forward-Looking Statements
This press release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements relating to our guidance for the second quarter and full year of 2024 described under "Financial Outlook". Forward-looking statements include all statements that are not historical facts. Such statements may be preceded by the words “intends,” “may,” “will,” “plans,” “expects,” “anticipates,” “projects,” “predicts,” “estimates,” “aims,” “believes,” “hopes,” “potential” or similar words. These forward-looking statements reflect our current views regarding our intentions, products, services, plans, expectations, strategies and prospects, which are based on information currently available to us and assumptions we have made. Actual results may differ materially from those described in such forward-looking statements and are subject to a number of known and unknown risks, uncertainties, other factors and assumptions that are beyond our control. Such risks and uncertainties include, without limitation, risks and uncertainties associated with: (i) our expectations regarding our revenue, expenses and other operating results; (ii) our ability to acquire new customers and successfully retain existing customers; (iii) our ability to increase usage of our solutions and upsell and cross-sell additional solutions; (iv) our ability to achieve or sustain profitability; (v) anticipated trends, growth rates, rising interest rates, rising global inflation and current macroeconomic conditions, challenges in our business and in the markets in which we operate, and the impact of Israel's war with Hamas and other terrorist organizations on geopolitical and macroeconomic conditions or on our company and business; (vi) future investments in our business, our anticipated capital expenditures and our estimates regarding our capital requirements; (vii) the costs and success of our sales and marketing efforts and our ability to promote our brand; (viii) our reliance on key personnel and our ability to identify, recruit and retain skilled personnel; (ix) our ability to effectively manage our growth, including continued international expansion; (x) our reliance on certain third party platforms and sources for the collection of data necessary for our solutions; (xi) our ability to protect our intellectual property rights and any

Exhibit 99.1
costs associated therewith; (xii) our ability to identify and complete acquisitions that complement and expand our reach and platform; (xiii) our ability to comply or remain in compliance with laws and regulations that currently apply or become applicable to our business, including in Israel, the United States, the European Union, the United Kingdom and other jurisdictions where we elect to do business; (xiv) our ability to compete effectively with existing competitors and new market entrants; and (xv) the growth rates of the markets in which we compete.

These risks and uncertainties are more fully described in our filings with the Securities and Exchange Commission, including in the section entitled “Risk Factors” in our Form 20-F filed with the Securities and Exchange Commission on February 28, 2024, and subsequent reports that we file with the Securities and Exchange Commission. Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, we cannot guarantee future results, levels of activity, performance, achievements, or events and circumstances reflected in the forward-looking statements will occur.

Forward-looking statements represent our beliefs and assumptions only as of the date of this press release. Except as required by law, we undertake no duty to update any forward-looking statements contained in this release as a result of new information, future events, changes in expectations or otherwise.
Non-GAAP Financial Measures
This press release contains certain financial measures that are expressed on a non-GAAP basis. We use these non-GAAP financial measures internally to facilitate analysis of our financial and business trends and for internal planning and forecasting purposes. We believe these non-GAAP financial measures, when taken collectively, may be helpful to investors because they provide consistency and comparability with past financial performance by excluding certain items that may not be indicative of our business, results of operations, or outlook. However, non-GAAP financial measures have limitations as an analytical tool and are presented for supplemental informational purposes only. They should not be considered in isolation from, or as a substitute for, financial information prepared in accordance with GAAP. Free cash flow represents net cash provided by (used in) operating activities less capital expenditures and capitalized internal-use software costs. Normalized free cash flow represents free cash flow less capital investments related to the Company's new headquarters, payments received in connection with these capital investments and deferred

Exhibit 99.1
payments related to business combinations. Non-GAAP operating income (loss), non-GAAP gross profit, non-GAAP gross margin, non-GAAP operating margin, non-GAAP research and development expenses, non-GAAP sales and marketing expenses and non-GAAP general and administrative expenses represent the comparable GAAP financial figure operating income (loss) or expense, less share-based compensation, adjustments and payments related to business combinations, amortization of intangible assets and certain other non-recurring items, as applicable and indicated in the below tables.

Other Metrics
Customer acquisition costs (CAC) represent the portion of sales and marketing expenses allocated to acquire new customers. Customer retention costs (CRC) represent the portion of sales and marketing expenses allocated to retain existing customers and to increase existing customers’ subscriptions. Annual recurring revenue (ARR) represents the annualized subscription revenue we would contractually expect to receive from customers assuming no increases or reductions in their subscriptions. CAC payback period is the estimated time in months to recover CAC in terms of incremental gross profit that newly acquired customers generate. Net retention rate (NRR) represents the comparison of our ARR from the same set of customers as of a certain point in time, relative to the same point in time in the previous year ago period, expressed as a percentage.

Exhibit 99.1

Press Contact:
David Carr
Similarweb
press@similarweb.com

Investor Contact:
Rami Myerson
Similarweb
rami.myerson@similarweb.com

Exhibit 99.1
Similarweb Ltd.
Consolidated Balance Sheets
U.S. dollars in thousands (except share and per share data)

	December 31,	March 31,
	2023	2024
		(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$71,732	$54,890
Restricted deposits	10,020	10,188
Accounts receivable, net	47,869	41,257
Deferred contract costs	11,165	11,085
Prepaid expenses and other current assets	5,599	6,410
Total current assets	146,385	123,830
Property and equipment, net	28,630	27,620
Deferred contract costs, non-current	9,845	9,512
Operating lease right-of-use assets	36,007	36,828
Goodwill and Intangible assets, net	17,652	21,192
Other non-current assets	494	461
Total assets	$239,013	$219,443
Liabilities and Shareholders' equity
Current liabilities:
Borrowings under Credit Facility	$25,000	$—
Accounts payable	8,422	5,968
Payroll and benefit related liabilities	20,437	15,757
Deferred revenue	99,968	107,643
Other payables and accrued expenses	23,263	25,853
Operating lease liabilities	7,095	6,412
Total current liabilities	184,185	161,633
Deferred revenue, non-current	878	723
Operating lease liabilities, non-current	35,329	34,562
Other long-term liabilities	3,074	3,420
Total liabilities	223,466	200,338
Shareholders' equity
Ordinary Shares, NIS 0.01 par value 500,000,000 shares authorized as of December 31, 2023 and March 31, 2024 (unaudited), 78,653,046 and 80,314,588 shares issued as of December 31, 2023 and March 31, 2024 (unaudited), 78,650,878 and 80,312,420 outstanding as of December 31, 2023 and March 31, 2024 (unaudited), respectively;	216	221
Additional paid-in capital	367,558	374,361
Accumulated other comprehensive income	872	355
Accumulated deficit	(353,099)	(355,832)
Total shareholders' equity	15,547	19,105
Total liabilities and shareholders' equity	$239,013	$219,443

Exhibit 99.1
Similarweb Ltd.
Consolidated Statements of Comprehensive Income (Loss)
U.S. dollars in thousands (except share and per share data)

	Three Months Ended March 31,
	2023	2024
	(Unaudited)
Revenue	$52,750	$58,982
Cost of revenue	12,076	12,696
Gross profit	40,674	46,286
Operating expenses:
Research and development	14,351	13,539
Sales and marketing	28,666	25,240
General and administrative	10,737	10,191
Total operating expenses	53,754	48,970
Loss from operations	(13,080)	(2,684)
Finance income, net	1,355	455
Loss before income taxes	(11,725)	(2,229)
Provision for income taxes	109	504
Net loss	$(11,834)	$(2,733)
Net loss per share attributable to ordinary shareholders, basic and diluted	$(0.15)	$(0.03)
Weighted-average shares used in computing net loss per share attributable to ordinary shareholders, basic and diluted	76,862,020	79,361,522

Net loss	$(11,834)	$(2,733)
Other comprehensive loss, net of tax
Change in unrealized loss on cashflow hedges	(277)	(517)
Total other comprehensive loss, net of tax	(277)	(517)
Total comprehensive loss	$(12,111)	$(3,250)

Exhibit 99.1
Share-based compensation costs included above:
U.S. dollars in thousands

	Three Months Ended March 31,
	2023	2024
	(Unaudited)
Cost of revenue	$155	$167
Research and development	1,390	1,444
Sales and marketing	1,374	1,185
General and administrative	1,490	1,331
Total	$4,409	$4,127

Exhibit 99.1
Similarweb Ltd.
Consolidated Statements of Cash Flows
U.S. dollars in thousands

	Three Months Ended March 31,
	2023	2024
	(Unaudited)
Cash flows from operating activities:
Net loss	$(11,834)	$(2,733)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	2,540	2,520
Finance expense	207	236
Unrealized (gain) loss from hedging future transactions	(27)	31
Share-based compensation	4,409	4,127
Loss (gain) from sale of equipment	2	(4)
Changes in operating assets and liabilities:
Change in operating lease right-of-use assets and liabilities, net	(1,225)	(2,271)
Decrease in accounts receivable, net	644	6,993
Decrease in deferred contract costs	1,449	413
Decrease (increase) in other current assets	250	(1,324)
Decrease in other non-current assets	431	33
Decrease in accounts payable	(1,059)	(2,463)
Increase in deferred revenue	7,243	6,988
(Decrease) increase in other non-current liabilities	(94)	194
Decrease in other liabilities and accrued expenses	(2,610)	(2,676)
Net cash provided by operating activities	326	10,064
Cash flows from investing activities:
Purchase of property and equipment, net	(1,132)	(364)
Capitalized internal-use software costs	(433)	—
Increase in restricted deposits	(44)	(168)
Payment for business combinations, net of cash acquired	—	(3,809)
Net cash used in investing activities	(1,609)	(4,341)
Cash flows from financing activities:
Proceeds from exercise of stock options	1,392	2,671
Repayment of Credit Facility	—	(25,000)
Payments of contingent consideration, net	(2,363)	—
Net cash used in financing activities	(971)	(22,329)
Effect of exchange rates on cash and cash equivalents	(207)	(236)
Net decrease in cash and cash equivalents	(2,461)	(16,842)
Cash and cash equivalents, beginning of period	77,810	71,732
Cash and cash equivalents, end of period	$75,349	$54,890

Exhibit 99.1

Supplemental disclosure of cash flow information:
Interest paid (received), net	$6	$(235)
Taxes paid	$55	$831
Supplemental disclosure of non-cash financing activities:
Additions to operating lease right-of-use assets and liabilities	$170	$2,398
Deferred proceeds from exercise of share options included in other current assets	$16	$20
Deferred costs of property and equipment incurred during the period included in accounts payable	$121	$142
Deferred payments in relation to business combinations held in escrow	$1,269	$—

Schedule A: Business combinations
Working capital (deficit), net (excluding cash and cash equivalents)	$—	$(217)
Property, plant and equipment	—	18
Goodwill and other intangible assets	—	4,660
Deferred taxes, net	—	(152)
	—	4,309
Less non-cash:
Deferred cash payments	—	(500)
Total	$—	$3,809

Exhibit 99.1
Reconciliation of Non-GAAP Financial Measures to the Most Directly Comparable GAAP Financial Measures

Reconciliation of GAAP gross profit to non-GAAP gross profit

	Three Months Ended March 31,
	2023	2024
	(In thousands)
GAAP gross profit	$40,674	$46,286
Add:
Share-based compensation expenses	155	167
Retention payments related to business combinations	88	—
Amortization of intangible assets related to business combinations	1,168	1,087
Non-GAAP gross profit	$42,085	$47,540
Non-GAAP gross margin	80%	81%

Reconciliation of Loss from operations (GAAP) to Non-GAAP operating (loss) income

	Three Months Ended March 31,
	2023	2024
	(In thousands)
Loss from operations	$(13,080)	$(2,684)
Add:
Share-based compensation expenses	4,409	4,127
Retention payments related to business combinations	282	228
Amortization of intangible assets related to business combinations	1,202	1,121
Non-recurring expenses related to termination of lease agreement and others	13	—
Non-GAAP operating (loss) income	$(7,174)	$2,792
Non-GAAP operating margin	(14)%	5%

Exhibit 99.1
Reconciliation of GAAP operating expenses to non-GAAP operating expenses

	Three Months Ended March 31,
	2023	2024
	(In thousands)
GAAP research and development	$14,351	$13,539
Less:
Share-based compensation expenses	1,390	1,444
Non-GAAP research and development	$12,961	$12,095
Non-GAAP research and development margin	25%	21%

GAAP sales and marketing	$28,666	$25,240
Less:
Share-based compensation expenses	1,374	1,185
Retention payments related to business combinations	194	228
Amortization of intangible assets related to business combinations	34	34
Non-recurring expenses related to termination of lease agreement and others	13	—
Non-GAAP sales and marketing	$27,051	$23,793
Non-GAAP sales and marketing margin	51%	40%

GAAP general and administrative	$10,737	$10,191
Less:
Share-based compensation expenses	1,490	1,331
Non-GAAP general and administrative	$9,247	$8,860
Non-GAAP general and administrative margin	18%	15%

Exhibit 99.1
Reconciliation of Net cash provided by operating activities (GAAP) to Free cash flow and Normalized free cash flow

	Three Months Ended March 31,
	2023	2024
	(In thousands)
Net cash provided by operating activities	$326	$10,064
Purchases of property and equipment, net	(1,132)	(364)
Capitalized internal use software costs	(433)	—
Free cash flow	$(1,239)	$9,700

Purchases of property and equipment related to the new headquarters	1,048	—
Payments received from escrow in relation to contingent consideration	(380)	—
Normalized free cash flow	$(571)	$9,700